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File No. 025681-0024

VIA EDGAR and HAND DELIVERY

Mr. Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Spansion Inc.
Amendment No. 7 to Registration Statement on Form S-1
File Number: 333-124041

Dear Mr. Buchmiller:

On behalf of Spansion Inc. (the “Company”), we are hereby filing Amendment No. 7 (“Amendment No. 7”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2005, and amended by Amendment No. 1 on June 13, 2005, Amendment No. 2 on August 11, 2005, Amendment No. 3 on September 19, 2005, Amendment No. 4 on October 21, 2005, Amendment No. 5 on November 4, 2005 and Amendment No. 6 on November 21, 2005 (as amended, the “Registration Statement”). For your convenience we have enclosed a courtesy package which includes five copies of Amendment No. 7, three of which have been marked to show changes from Amendment No. 6.

Amendment No. 7 has been revised to reflect the Company’s responses to the comments received by facsimile on November 23, 2005 from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letters and the Company’s responses thereto.

Comments dated November 23, 2005

Use of Proceeds, page 40

1.	We refer to your disclosure in the third paragraph. Please revise your disclosure here or in another appropriate location in your prospectus so that your investors may reconcile the amounts of Spansion Japan’s indebtedness being repaid with the proceeds of your offering with the amounts disclosed on pages 80 through 81 under “Spansion Japan Term Loan” and “Capital Lease Obligations.”

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure as requested.

November 28, 2005

LATHAM & WATKINS LLP

2.	We also note from your response to comment 10 in your letter dated November 21, 2005 that the terms of the notes, including the interest rate, is neither known nor reasonably available. Please provide us with any presentations or other materials made available to your board by the initial purchasers of your notes and tell us what factors your board considered in initially approving the offering of the notes. Also, please provide us with the basis of the expectation you express on page 20 “that the notes will bear a higher rate of interest than [y]our current debt, which will adversely affect [y]our results of operations.”

Response: In response to the Staff’s comment, the Company has supplementally provided to the Staff presentation materials given to the Company’s board by the initial purchasers of the senior unsecured notes. In addition, the Company advises the Staff that the initial purchasers have advised the Company that, based on the Company’s financial condition and credit ratings, the senior unsecured notes will bear a higher rate of interest than the Company’s current debt. As discussed with Tim Buchmiller, Esq. of the Staff on November 25, 2005, the Company continues to believe for the reasons previously provided that disclosure of a range of projected interest rates of the senior unsecured notes is not appropriate or required. However, as discussed, the Company has included pro forma financial information which indicates an assumed interest rate of nine percent.

3.	Please address the last sentence of comment 10 in our letter to you dated November 17, 2005. We may have further comments on your response once we have reviewed your complete response to that comment.

Response: In response to the Staff’s comment, we have supplementally provided to the Staff by email on November 25, 2005 a copy of the Description of Notes section from the senior unsecured notes offering memorandum and the current draft version of the purchase agreement between the Company and the initial purchasers of the notes. The Company advises the Staff that the purchase agreement is subject to further changes as the Company and the initial purchasers continue negotiating the agreement up until the time it is signed at pricing of the notes offering. In addition, the Company advises the Staff that it cannot yet provide a draft of the indenture governing the notes because that document has not yet been drafted. The Company advises the Staff that indentures are typically drafted at the time of pricing, or even between pricing and closing, as the indenture substantively mirrors the final terms of the notes as reflected in the finalized Description of Notes section which has been provided to you in response to this Comment.

Unaudited Pro Forma Consolidated Financial Data, page 46

4.	Please refer to prior comment 12 from our November 17, 2005 letter. Your response states that the pro forma balance sheet is “not presented as pro forma balance sheet data pursuant to Article 11 of Regulation S-X.” As such, if the information is not required under Article 11 of Regulation S-X, then please remove this presentation from the Article 11 pro forma information. Otherwise, revise to present the information in accordance with Article 11 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has removed this presentation of “as adjusted” information from the Unaudited Pro Forma Consolidated Financial Data presentation on page 49 of Amendment No. 7.

November 28, 2005

LATHAM & WATKINS LLP

5.	We note that you concluded Article 11 pro forma income statement and balance sheet information is not required to reflect the concurrent offering of $400 million of senior unsecured notes. We also note that you plan to use the proceeds of that offering to repay a portion of your outstanding borrowings. So we may better understand your conclusion, please address your consideration of whether presenting the pro forma information to reflect the debt offering would be material to investors. Please include quantitative as well as qualitative information. Please refer to Item 11-01(0(8) of Regulation S-X. If you do not include this pro forma information, then please disclose your conclusion that the pro forma information does reflect the impact of the concurrent debt offering because the company does not believe that the information would be material to investors.

Response: In response to the Staff’s comment, as discussed with Kaitlan Tillan of the Staff on November 25, 2005, the Company has included pro forma information to reflect the concurrent offering of $400 million of senior unsecured notes and the concurrent exchange of debt for equity by AMD and Fujitsu.

Spansion Japan Revolving Loan Agreement, page 75

6.	Please tell us why you deleted the disclosure that appeared at the end of the third full paragraph on page 77.

Response: In response to the Staff’s comment, the Company advises the Staff that borrowings under the Spansion Japan Revolving Loan Agreement will not become due and payable as a result of this offering because this debt instrument does not require Fujitsu to maintain 100 percent ownership of Fujitsu Microelectronics Holding Inc. The referenced language was deleted to correct this disclosure.

Competition, page 105

7.	To the extent known, please describe any material effects on your disclosed competitive position of the announcement by Intel and Micron that they will form a joint venture to supply flash memory chips. Enhance your risk factor disclosure as appropriate.

Response: In response to the Staff’s comment, the Company has revised its risk factors as it deems appropriate to address the potential additional risks raised by the Intel-Micron joint venture.

Management, page 109

8.	We note that you have provided information in Article V, Section 2 of your form of Certificate of Incorporation regarding the term of each director on your classified board. For each director, please disclose such director’s term of office. Refer to Item 401(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure as requested.

November 28, 2005

LATHAM & WATKINS LLP

Equity Incentive Plan, page 122

9.	We note your disclosure on page 123 that the stock options will be non-statutory. Please disclose the exercise price of the options you intend to grant at the time of the consummation of your offering.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company intends to grant the options at the time of the initial public offering with an exercise price equal to the initial public offering price of the Class A common stock, and has added disclosure to this effect on page 124 of Amendment No. 7.

Election of Directors, page 138

10.	Please reconcile your disclosure with respect to the aggregate ownership interests with regard to the election of directors by the owners of the Class B common stock with Article V, Section 3 of your form of Certificate of Incorporation filed as Exhibit 3.2 to your registration statement.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure as requested.

Underwriting, page 146

11.	Please provide us with screenshots of the e-mails and password protected portals referred to in your response to comment 29 in your letter dated November 21, 2005.

Response: In response to the Staff’s comment, the Company advises the Staff that the above referenced password protected portals have not yet been configured or cover emails drafted for Spansion; however, the Company has supplementally provided to the Staff the requested screenshots of the portals and the cover emails. In addition, the Company has been advised that all of the above referenced portals have previously been reviewed and approved by the Staff.

Exhibit 5.1

12.	Given the limitation in the third paragraph on page 1 that your counsel is opining “only as to the General Corporation Law of the State of Delaware,” please have your counsel confirm to us in writing, and file their written confirmation as correspondence on the EDGAR system, that they concur with our understanding that the reference and limitation to “the General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please see Section VIII, part 14 of the Current Issues Outline available at http://www.sec.gov/pdf/cfcr112k.pdf.

Response: In response to the Staff’s comment, we have provided the written confirmation as requested.

13.	Given the date limitation in the fourth paragraph, please have your counsel update the opinion prior to the time you request acceleration of the effective date of the registration statement.

November 28, 2005

LATHAM & WATKINS LLP

Response: In response to the Staff’s comment, we will provide an updated opinion in a future amendment prior to requesting effectiveness as requested.

* * *

I hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8245 or by fax at (415) 395-8095 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert W. Phillips

Robert W. Phillips

of LATHAM & WATKINS LLP